PE 4/7/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15007850

June 9, 2015

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 6-9-15

James J. Masetti
Pillsbury Winthrop Shaw Pittman LLP
jim.masetti@pillsburylaw.com

Re: Sigma Designs, Inc.
Incoming letter dated April 7, 2015

Dear Mr. Masetti:

This is in response to your letter dated April 7, 2015 concerning the shareholder proposal submitted to Sigma by Kenneth Steiner. We also have received letters on the proponent's behalf dated April 15, 2015, May 3, 2015 and May 25, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

June 9, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sigma Designs, Inc.
Incoming letter dated April 7, 2015

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

There appears to be some basis for your view that Sigma may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Sigma to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Sigma omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sigma relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

May 25, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Silicon Image, Inc. (SIGM)
Directors to be Elected by Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 7, 2015 no-action request.

The proposal states:
"Resolved: Shareholders hereby request that our Board of Directors **initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws** to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats." [emphasis added]

The company claims that the proposal "would be subject to differing interpretations both by the shareholders voting on the proposal and the Company board ..." in regard to cumulative voting. This would be impossible in regard to the Board because an outside firm has already advised the Board in regard to the steps to be taken in regard to cumulative voting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Edward Lopez <Edward.Lopez@siliconimage.com>
Corporate Secretary

[SIGM: Rule 14a-8 Proposal, February 12, 2015]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

May 3, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Silicon Image, Inc. (SIGM)
Directors to be Elected by Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 7, 2015 no-action request.

Clearly the company does not "lack the power" to "initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws" unless it incapacitates itself by deciding to do an incomplete job (in regard to item B on page 4).

At least one additional response will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Edward Lopez <Edward.Lopez@siliconimage.com>
Corporate Secretary

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16

April 15, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Silicon Image, Inc. (SIGM)
Directors to be Elected by Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 7, 2015 no-action request.

The proposal states:
"Resolved: Shareholders hereby request that our Board of Directors **initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws** to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."
[emphasis added]

The company raises an issue about cumulative voting. However the company does not claim that any change in cumulative voting would primarily involve provisions that would exist outside the "Company's articles of incorporation and/or bylaws."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Edward Lopez <Edward.Lopez@siliconimage.com>
Corporate Secretary

[SIGM: Rule 14a-8 Proposal, February 12, 2015]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4



Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti
tel 650.233.4754
jim.masetti@pillsburylaw.com

April 7, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sigma Designs, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Sigma Designs, Inc., a California corporation (the "**Company**"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (the "**Exchange Act**"), the Company respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if the Company, for the reasons stated below, excludes the shareholder proposal entitled "Proposal 4 – Directors to be Elected by Majority Vote" and the supporting statement (the "**Proposal**") received from Kenneth Steiner, who has appointed John Chevedden to act on his behalf regarding the Proposal ("**Mr. Chevedden**"), from the proxy materials to be distributed by the Company in connection with its 2015 Annual Meeting of Stockholders (the "**2015 Proxy Materials**").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), the Company is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov, in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In accordance with Rule 14a-8(j), the Company (i) is filing this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission and (ii) is concurrently sending a copy of this letter and its attachments to Mr. Chevedden as notice of the Company's intent to omit the Proposal from the 2015 Proxy Materials.

The Proposal, the accompanying supporting statement, and copies of all relevant correspondence between the Company and Mr. Chevedden are attached to this letter as Exhibit A. Attached as Exhibit B to this letter is our supporting opinion with respect to certain matters of California state law.

The Proposal

The Proposal states: "Resolved: Shareholders hereby request that our Board of Directors (the "Board") initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis."

Additional Background

The Company is incorporated in California and is subject to the California Corporations Code (the "Code"). The Code imposes certain restrictions on California corporations with respect to the voting standards for the election of directors. Section 708 of the Code requires cumulative voting in election of directors. The Code allows for an exception to the cumulative voting standard under Section 708.5, which permits California corporations to adopt majority voting of shareholders in an uncontested election, *but only if* the corporation has first eliminated cumulative voting by amendment of its articles or bylaws by approval of the board and approval of the outstanding shares of such corporation. *See Cal Corp. Code Section 301.5*. Additionally, the majority voting standard which California corporations would be permitted under Section 708.5 to adopt after the elimination of cumulative voting is that prescribed by Section 153, which requires not just the affirmative vote of a majority of the shares voted but that such affirmative vote constitute, notwithstanding abstentions, a majority of the required quorum. The Code provisions mentioned above are further described in the attached supporting opinion.

The Company and its shareholders have not eliminated cumulative voting in the Company's articles of incorporation or bylaws, each as amended.

Analysis

For the reasons set forth below, the Company hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2015 Proxy Materials.

A. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(2) because implementation would cause the Company to violate state laws.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials if "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

As noted in "Background" above, the Code prohibits, as the Proposal requests, the amendment of "Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders" unless cumulative voting has first been eliminated by amendment of the Company's articles or bylaws. The Company and its shareholders have not eliminated cumulative voting for election of directors. If the Company were to initiate a process to amend the articles of incorporation or bylaws to provide for majority voting as the Proposal requests, the Company would be pursuing an amendment that would be in violation of California state law, and therefore could not implement the Proposal without violating state law. (Please note that, in accordance with Staff guidance, the Company's analysis in this instance does not make assumptions about the operation of the Proposal that is not called for by the language of the Proposal).

The Staff has previously agreed that a shareholder proposal seeking to have a California corporation adopt majority voting can be excluded under Rule 14a-8(i)(2) in the event the California corporation has not already eliminated cumulative voting. In *Reliance Steel & Aluminum Co.* (March 10, 2011), the Staff agreed that Reliance could exclude a proposal requesting that Reliance Steel adopt a bylaw specifying that the election of directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected under Rule 14a-8(i)(2), on the basis that in the opinion of Reliance counsel, the implementation of the proposal would cause Reliance to violate state law (Mr. Chevedden, the representative of the Proponent of this Proposal, was also the proponent in that instance). Similarly, as counsel to Sigma Designs, Inc., we have concluded that the implementation of this similar Proposal would, as applied to a California corporation, cause the Company to violate California state law. Our supporting opinion is attached as Exhibit B to this letter.[1]

Additionally, implementation of the Proposal, as applied to a California corporation, would cause the Company to violate California state law for a further reason. The requested amendment would require that a director "*shall* be elected by the

[1] In similar circumstances, the Staff has permitted the exclusion of a shareholder proposal requesting that a Idaho corporation adopt majority voting pursuant to Rule 14(a)-8(i)(2) and Rule 14(a)(8(i)(6) where the company provided an opinion of counsel that a proposal requesting that the company's board of directors amend the company's bylaws to adopt majority voting would be in violation of Idaho law. *See IDACORP, Inc.* (March 13, 2012).

affirmative vote of the majority of votes cast (emphasis supplied)." Under Section 153 of the Code, however, "the affirmative vote of the majority of votes cast" is not sufficient by itself to elect a director – the affirmative vote must also constitute at least a majority of the required quorum. If the Company were to implement the requested amendment, then the articles and/or bylaws under certain circumstances would permit the election of a director in contravention of the requirements of California law.

Furthermore, neither the purported precatory nature of the Proposal (in that the Proposal "requests" the Board to take the action), nor the use of the phrase "initiate the appropriate process" to implement the proposal, precludes a permitted exclusion if the implementation of the proposal would violate state, federal or foreign law. The Staff has repeatedly permitted exclusions of precatory or advisory shareholder proposals and proposals using identical or similar phrasing to "initiate the appropriate process" pursuant to Rule 14a-8(i)(2) if the action called for in the proposal would violate state, federal or foreign law. *See, e.g., Merck & Co, Inc.* (Jan 29, 2010) (in a proposal likewise submitted by John Chevedden as proxy for Kenneth Steiner, the Staff permitted exclusion pursuant to Rule 14a-8(i)(2) of a shareholder proposal requesting that the company's board of directors "undertake such steps as may be necessary" to permit shareholder action by written consent); *PG&E Corp.* (Feb 14, 2006) (the Staff permitted exclusion pursuant to Rule 14a-8(i)(2) of a shareholder proposal that requested the board to "initiate the appropriate process" to implement a majority vote standard in director elections); TRW Inc. (Mar 6, 2000) (the Staff permitted exclusion pursuant to Rule 14a-8(i)(2) of a shareholder proposal requesting the board to "take all necessary steps" to declassify the board).

For each of the aforementioned reasons, we believe the Proposal, if implemented, would cause the Company to violate California state law, and we respectfully request that the Staff concur that the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(2) under the Exchange Act.

B. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials if "the company would lack the power or authority to implement the proposal."

The Proposal request that the Board "initiate the process to amend [the] articles of incorporation and/or bylaws" to implement majority voting. However, as discussed above and further described in the supporting opinion, the Company must first eliminate cumulative voting before it is permitted to adopt majority voting. Section 301.5 of the Code further requires that the elimination of cumulative voting may only be adopted by approval of the board *and the outstanding shares.* Section 152 of the Code defines approval of the outstanding shares as "[approval by] the affirmative vote of a majority of the outstanding shares of each class or series entitled to vote..." Accordingly, the Board cannot unilaterally eliminate cumulative voting, without first obtaining shareholder approval to do so.

The Staff has previously permitted the exclusion of proposals under Rule 14a-8(i)(6) in similar situations where the proposal requested board action but shareholder approval also was required to achieve the desired result. *See, e.g., Schering-Plough Corp.* (Mar 27, 2008) (the Staff permitted exclusion pursuant to Rule 14a-8(i)(6) of a proposal requesting the company's board of directors to adopt cumulative voting, which would have required a shareholder-approved amendment to the company's certificate of incorporation); *AT&T, Inc.* (Feb 19, 2008) (the Staff permitted exclusion pursuant to Rule 14a-8(i)(6) of a proposal requiring amendment to certificate of incorporation that would have first required shareholder approval).

Even if the Proposal were to be approved by the shareholders, the Board would lack the authority necessary to "amend the articles of incorporation and/or bylaws" to implement majority voting as the shareholders would not have provided the requisite *affirmative approval* to eliminate cumulative voting as required under California law.

For the aforementioned reasons, we believe the Company would lack the power or authority to implement the Proposal and we respectfully request that the Staff concur that the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(6) under the Exchange Act.

C. Alternatively, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(3) and 14a-9 as it is Materially False and Misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials."

Should the Staff determine that the Proposal in its entirety is not excludable under either Rule 14a-8(i)(2) or Rule 14a-8(i)(6), instead interpreting the language in the Proposal requesting the Board "to initiate the appropriate process" as implying or supposing that the Proposal encompasses not only the adoption of majority voting but also the approval by shareholders of elimination of cumulative voting *and* the conforming of the stipulated majority voting standard to the requirements of California law, we believe the Proposal should be excluded under Rule 14a-8(i)(3) as it would be impermissibly vague and misleading.

Staff Legal Bulletin No. 14B (Sept 15, 2004) states that reliance on Rule 14a-8(i)(3) to exclude a proposal may be appropriate in a few limited instances, including when "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has previously allowed the exclusion of a proposal pursuant to Rule 14a-8(i)(3) when the proposal is drafted in such a way so that it "would be subject to differing interpretation both by the shareholders voting on the proposal and the Company board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal." *See Exxon Corporation* (Jan 29, 1992). Further, the Staff has permitted exclusion of a proposal pursuant to Rule 14a-8(i)(3) when the proposal is open to multiple interpretations such that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the stockholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar 12, 1991).

There is no mention, either in the Proposal itself or in the supporting statement, that implementation of the Proposal would require the elimination of cumulative voting, that shareholder approval would be necessary for elimination of cumulative voting, or that a vote in favor of the Proposal would be a vote in favor of the elimination of cumulative voting. Given those omissions, l, a reasonable shareholder without a detailed knowledge of California law would likely not be able to make such inferences. As a result, we believe any interpretation of "to initiate the appropriate process" so inherently vague in this context that the shareholders voting on the Proposal would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires. For example, are they being asked to direct the Board to seek shareholder approval to eliminate cumulative voting, after which the Board would adopt majority voting? Or instead, is this Proposal if approved intended to serve as the requisite shareholder action eliminating cumulative voting? Do the shareholders understand that they are giving up cumulative voting in order to have majority voting? And do the shareholders understand that the majority voting standard required by California law and which the Board would have to adopt in order to comply with any directive by the shareholders would be more restrictive than that contained in the Proposal?

If the Proposal were to be approved by the shareholders, any action taken by the Board to implement majority voting in a manner consistent with California law could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

For the aforementioned reasons, we believe the Proposal is impermissibly vague and may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(3) under the Exchange Act as it would be misleading to the shareholders.

Conclusion

Based upon the foregoing analysis, we respectfully request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials. Please do not hesitate to contact the undersigned at (650) 233-4754, or by email at jim.masetti@pillsburylaw.com, if you have any questions or require any additional information regarding this matter.

Sincerely,



James M. Masetti

Enclosures

cc: Elias Nader, Sigma Designs, Inc.
John Chevedden (via email at FISMA OMB Memorandum M-07-16 ***

EXHIBIT A - PROPOSAL

Kenneth Steiner

*** FISMA OMB Memorandum M-07-16 ***

Mr. Thomas E. Gay III
Corporate Secretary
Sigma Designs Inc (SIGM)
1778 McCarthy Blvd.
Milpitas, CA 95035
PH: 408-262-9003
FX: 408-957-9740

Dear Mr. Gay,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-20-14
Date

[SIGM: Rule 14a-8 Proposal, February 12, 2015]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

Notes:
Kenneth Steiner, *** FISMA OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock required by rule 14a-8 will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA OMB Memorandum M-07-16 ***



Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti
tel 650.233.4754
jim.masetti@pillsburylaw.com

February 26, 2015

VIA EMAIL AND OVERNIGHT MAIL

John Chevedden

*** FISMA OMB Memorandum M-07-16 ***

With a copy to:

Kenneth Steiner

*** FISMA OMB Memorandum M-07-16 ***

Re: Kenneth Steiner Shareholder Proposal

Dear Mr. Chevedden:

Sigma Designs, Inc. (the "Company") has received a letter submitting a proposal dated February 12, 2015 under Rule 14a-8 of the proxy rules of the Securities and Exchange Commission (SEC) on behalf of Kenneth Steiner. The letter appointed you, John Chevedden as Kenneth Steiner's representative and proxy regarding this proposal and communications related thereto. The Company has retained this firm to advise it in connection with this matter, and we are writing this letter to you on behalf of the Company. In accordance with Rule 14a-8, we are notifying you of certain deficiencies we have identified in your submission that would preclude us from considering them for inclusion in our proxy statement for the 2015 annual meeting of stockholders.

The Company is unable to verify through its records that Kenneth Steiner has been a stockholder of the Company in the amount and for the period of time required by Rule 14a-8(b); and therefore, is unable to determine its eligibility to submit a proposal for consideration at the 2015 annual meeting of stockholders.

Accordingly, we request that you provide the written information required by Rule 14a-8(b)(2) establishing ownership eligibility. This rule states that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value or 1% of the Company's securities for at least one year by the date on which you submit the proposal. You must continue to hold those securities through the date of the annual meeting. There are two ways to demonstrate this under the SEC's rules: You may submit to us either –

- A written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

- or -

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period began; your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

We have included for your reference a copy of Rule 14a-8 and direct your attention to the answer to Question 2, which gives detail on each of these methods.

In accordance with Rule 14a-8(f)(1), we inform you that your response to this letter must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

We have not made a determination whether your proposed submission may be excluded under Rule 14a-8(i) and intend to undertake such examination only upon receipt of a properly submitted proposal. If you have any questions regarding this letter, please direct them to my attention at the address set forth above or by telephone at (650) 233-4754.

Very truly yours,



James J. Masetti

Enclosure

cc: Sigma Designs, Inc.
Elias Nader, Chief Financial Officer

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(*l*) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.



March 5, 2015

Kenneth Steiner

*** FISMA OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of March 5, 2015, you have continuously held no less than 500 shares of Sigma Designs (SIGM) in the above referenced account since January 1, 2014, which exceeds 14 months of continuous ownership.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

EXHIBIT B – LEGAL OPINION



Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

April 7, 2015

Sigma Designs, Inc.
1778 McCarthy Blvd.
Milpitas, CA 95035

Re: Shareholder Proposal of Mr. Kenneth Steiner

Ladies and Gentlemen:

We have acted as counsel to Sigma Designs, Inc., a California corporation (the "**Company**") in connection with a proposal (the "**Proposal**") by Mr. Kenneth Steiner (the "**Proponent**") pursuant to a letter dated February 12, 2015, which the Proponent has requested to be included in the Company's proxy statement for its 2015 annual meeting of shareholders (the "**Annual Meeting**"). In connection with the Proposal, you have requested our opinion as to whether under the laws of the State of California, implementation of the Proposal, if adopted by the Company's shareholders, would violate California Law.

In preparing this letter, we have reviewed the following documents:

1. The Second Restated Articles of Incorporation of the Company, as amended on April 9, 2012 (the "**Articles**");
2. The amended and restated bylaws of the Company, dated August 7, 2012 (the "**Bylaws**"); and
3. The Proposal and its supporting statement.

The Facts

The Company has received a letter dated February 12, 2015 in which the Proponent has requested the Company to include the Proposal in the Company's proxy statement for the Annual Meeting. The Proposal states the following:

> Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. This proposal includes that a director who receives

less than such a majority vote be removed from the board immediately or as soon as a replacement director can be qualified on an expedited basis.

The Company is incorporated in California and is subject to the California Corporations Code (the "**Code**"). The Company is a listed corporation as such term is defined under Section 301.5(d) of the Code. The Company's Bylaws specifically provide for cumulative voting.

Discussion

Section 708(a) of the Code provides that:

> Except as provided in Sections 301.5 and 708.5, every shareholder complying with subdivision (b) and entitled to vote at any election of directors may cumulate such shareholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder thinks fit.

In relevant part, the above referenced Section 301.5(a) of the Code provides that:

> A listed corporation may, by amendment of its articles or bylaws, adopt provisions to divide the board of directors into two or three classes to serve for terms of two or three years respectively, or to eliminate cumulative voting....[a]n article or bylaw amendment providing for...the elimination of cumulative voting may only be adopted by the approval of the board and the outstanding shares (Section 152) voting as a single class.

Under Sections 301.5(a) and 708 of the Code, in the absence of a contrary provision adopted in a corporation's articles or bylaws, California law mandates cumulative voting for the election of directors of a listed corporation. The Company has not amended the Articles or the Bylaws to eliminate cumulative voting for the election of directors.

In relevant part, Section 708.5(b) of the Code provides that:

> [...] a listed corporation that has eliminated cumulative voting pursuant to subdivision (a) of 301.5 may amend its articles of incorporation or bylaws to provide that, in an uncontested election, approval of the shareholders, as specified in Section 153, shall be required to elect a director.

Section 153 of the Code describes majority voting, providing that:

> "Approved by (or approval of) the shareholders" means approved or ratified by the affirmative vote of a majority of the shares represented and

> voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or by the written consent of shareholders (Section 603) or by the affirmative vote or written consent of such greater proportion (including all) of the shares of any class or series as may be provided in the articles or in this division for all or any specified shareholder action.

To our knowledge, there is, as of the date hereof, no California or Federal case law interpreting Section 708.5(b) of the Code. In the absence of such decisions, we apply ordinary rules of statutory construction; pursuant to which we "must look to the statute's words and give them their usual and ordinary meaning." *People v. Gonzalez*, 43 Cal.4th 1118, 1126 (Cal. 2008) (citing *DaFonte v. Up-Right, Inc.*, 2 Cal.4th 593, 601 (Cal. 1992)). If the language is unambiguous, the plain meaning controls. *People v. Leiva*, 56 Cal.4th 498, 500 (Cal. 2013). (citing *Voices of the Wetlands v. State Water Resources Control Bd.*, 52 Cal.4th 499, 519 (Cal. 2011)).

Consequently, it is our opinion that Section 708.5(b) of the Code permits a listed California corporation to adopt majority voting for uncontested director elections *only if* such Corporation has eliminated cumulative voting in either its articles of incorporation or bylaws. The Company has not eliminated cumulative voting pursuant to Section 301.5(a) of the Code; and therefore, the Company is prohibited by the Code from adopting majority voting under Section 708.5 of the Code. Were the Company to attempt to "initiate the appropriate process" to amend the Company's articles of incorporation and/or bylaws "to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast," it would be pursuing an amendment that would be violative of California law unless and until the Company eliminated cumulative voting for elections of directors. Additionally, the proposed amendment would be violative of California law even if the Company were to have eliminated cumulative voting. The amendment would require that a director "*shall* be elected by the affirmative vote of the majority of votes cast (emphasis supplied)." Under Section 153 of the Code, however, "the affirmative vote of the majority of votes cast" is not sufficient by itself to elect a director – the affirmative vote must also constitute at least a majority of the required quorum.

Conclusion

Based upon the foregoing and subject to the assumptions, qualifications and other limitations set forth below, it is our opinion that the Proposal, if implemented, would require the Company to violate California law.

In rendering our opinion, we have (a) without independent verification, relied, with respect to factual matters, statements and conclusions, on notifications and statements, whether written or oral, of individuals identified to us as officers and representatives of the Company and (b) reviewed originals, or copies of the documents listed herein and such other agreements, documents and records as we have considered relevant and necessary as a basis for our opinion.

We have assumed (a) the accuracy and completeness of all certificates, agreements, documents, records and other materials submitted to us; (b) the authenticity of original certificates, agreements, documents, records and other materials submitted to us; (c) the conformity with the originals of any copies submitted to us; (d) the genuineness of all signatures; and (e) the legal capacity of all natural persons.

We express no opinion as to the law of any jurisdiction other than the law of the State of California.

This letter speaks only as of the date hereof. We have no responsibility or obligation to update this opinion letter or to take into account changes in law or facts or any other development of which we may later become aware.

This letter is delivered by us as counsel for the Company solely for your benefit in connection with the Proposal referred to herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the Proposal. Except as stated in this paragraph, this opinion letter may not be used, circulated, furnished, quoted or otherwise referred to or relied upon for any other purpose or by any other person or entity without our prior written consent.

Very truly yours,

